Room 4561

December 7, 2006

Mr. Timothy J. Steinkopf
Senior Vice President of Operations
and Chief Financial Officer
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

      Re: **Secure Computing Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 1, 2006
              Form 10-Q for the Fiscal Quarter Ended September 30, 2006
              Filed November 9, 2006
              Form 8-K Filed November 7, 2006
              File No. 000-27074

Dear Mr. Steinkopf:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.   In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For

example, you refer to several factors that contributed to the increase in revenues in fiscal 2005, but give no indication as to the relative impact of each factor. We further note that in your Form 10-Q for the period ended September 30, 2006 you disclose that the CyberGuard acquisition contributed to the increase in revenue but do not provide quantification of the impact of the acquisition. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Financial Statements

Note 14. Segment Information, page 56

2. We note the disclosure on page 6 indicating that you have various product lines. Separately, we note your discussion in MD&A refers to the how certain product lines impacted revenues. In view of these disclosures, please tell us what consideration you have given to quantifying revenue by product line in accordance with paragraph 37 of SFAS 131.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

3. We note your disclosure on page 6 that "for arrangements containing multiple elements where vendor specific objective evidence of fair value does not exist for all undelivered elements, we defer revenue for the delivered and undelivered elements and then recognize revenue on all elements over the service period." Your disclosures appear to indicate that you may have more than one undelivered element for which you do not have VSOE. Please describe the elements included in these multi-element arrangements and identify the elements for which you have not established VSOE. As part of your response, please tell us how your policy complies with paragraph 12 of SOP 97-2. Also, tell us whether your accounting for these arrangements has changed since your prior quarter. In this regard, we note that the disclosures on page 6 of your Form 10-Q for the quarter ended June 30, 2006 indicate that you defer revenue from these arrangements until all elements have been delivered.

Form 8-K Filed November 7, 2006

4. We note that DSO increased to 106 days in the quarter ended September 30, 2006 from the 71 days in the quarter ended June 30, 2006. Please describe, in reasonable detail, the reasons for this increase. As part of your response, provide

us with a quarterly analysis of revenue, accounts receivable, DSO and deferred revenue during 2005 and 2006 and explain any significant fluctuations shown by this analysis. In addition, describe any changes in your revenue recognition or collections policies or changes in credit or other sales terms that occurred during these periods that may have affected the results of your analysis.

5. We note your disclosures under the heading "Current Outlook." You indicate that your expected loss for the fourth quarter will include a purchase accounting deferred revenue write-down and VSOE adjustments impacting revenue recognized from CipherTrust. Please explain, in reasonable detail, the nature of these adjustments. As part of your response, refer to the authoritative literature that supports your accounting.

6. With regard to your presentation of non-GAAP measures we have the following comments. Please provide prospective disclosures responsive to each of our concerns along with your response.

    a. We believe the non-GAAP operating statement columnar format appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

    b. Within your description of financial highlights for the third quarter we note your presentation of numerous non-GAAP performance measures followed by a brief discussion of your use of certain non-GAAP measures. For each non-GAAP measure presented in the highlights section, tell us how you determined compliance with each of the requirements of Item 10(e)(i) of Regulation S-K and each of the bullet points set forth in the answer to Question 8 of the FAQ. Tell us what consideration you have given to providing substantive disclosure of the economic substance behind your decision to use these non-GAAP measures, why you believe the measures provide investors with valuable insight into your operating results, and why it is useful to an investor to exclude each of the items for which adjustments are made. Additionally, tell us why you have not provided any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. We believe that detailed disclosures should be provided for each adjustment to your GAAP results. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how you believe your current disclosure meets these requirements.

c. We note that you have excluded various items, including litigation settlement costs, integration costs and the impact of non-cash tax expense/benefit however you do not provide disclosures describing each of the items. Please note that your disclosures should clearly describe each item excluded and quantify the impact of each adjustment. Tell us what consideration you have given to providing this disclosure.

7. With regard to your presentation of non-GAAP measures that exclude the impact of the CipherTrust acquisition, please address the following:

a. Tell us how you considered Regulation G, Item 10(e)(1)(i) of Regulation S-K, and Question 8 of the FAQ. In this regard, it does not appear that you have provided the required reconciliations, explained why excluding the impact of the acquisition is useful or provided any substantive disclosure that addresses the various disclosures in Question 8 of the FAQ.

b. Please explain to us, in reasonable detail, why you believe that excluding the impact of the CipherTrust acquisition is useful to an investor. In this regard, it is unclear to us why it would be useful to exclude an acquisition that will have a recurring impact on your operating results.

c. We note that the inconsistent method of presentation could be confusing to an investor. In this regard, we note that sometimes you disclose "Including the results of CipherTrust, third quarter non-GAAP was" and other times you disclose "Excluding the results of CipherTrust, third quarter non-GAAP was." Please consider revising your disclosures to provide a consistent presentation.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant